Exhibit 3

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fax. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON ANNOUNCES COMMENCEMENT OF PHASE 2
DRILLING PROGRAM ON MUTANGA PROJECT, ZAMBIA
Toronto, ON — July 28, 2011... Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to announce the successful completion of Phase 1 and commencement of Phase 2 of the 2011 drilling program on its 100% owned Mutanga uranium project in Zambia.
Phase 1 Drill Program
Approximately 5,790 metres were drilled in 58 diamond and reverse circulation holes between the months of April and July 2011. Drilling was completed in three zones including Dibwe East Zones 1 and 2 and Mutanga West.
The preliminary results of the Phase 1 drilling program in Dibwe East Zones 1 and 2 (see Figure 1) have confirmed the continuity of the mineralization identified in a 2008 drilling program with a combined strike length greater than 2.5 kilometres. Wide-spaced exploration holes indicate that mineralization in the area occurs in three distinct stacked tabular horizons, extending from surface to approximately 120 metres depth.
Drilling at Mutanga West (see Figure 1) has confirmed the mineralization intersected in 2008 and defined a zone extending approximately 300 metres along strike occurring as tabular lenses confined to the upper 40 metres from surface. Drill results indicate that this zone remains open to the northwest.
The Phase 1 drilling returned a number of strongly mineralized holes from all three zones. From the 58 holes drilled, the most significant are drill holes DMC1036 in Dibwe East Zone 1, which intersected an 8.6 metre interval averaging 2,496 ppm eU3O8, and DMC1009, which intersected 8.7 metres averaging 1,064 ppm eU3O8. At the Dibwe East Zone 2 area, drill hole DMC1057 cut a 3.8 metre intersection averaging 1,278 ppm eU3O8 and drill hole DMC1042 had a 4.4 metre interval averaging 931 ppm eU3O8. The strongest mineralized hole in the Mutanga West area was MWC1044 which had an intersection of 14 metres averaging 360 ppm eU3O8. The multiple mineralized intersections from these holes are listed in Table 1 and shown in Figure 2. A complete list of results from all Phase 1 drill holes can be found on Denison’s website at www.denisonmines.com.

Table 1: Highlights of Phase 1 Drill Program

		From	Thickness	Grade
Target	Drill Hole	(m)	(m)	(ppm eU3O8)
Dibwe East Zone 1	DMC1009	4.45	15.4	179
	And	38.35	7	118
	And	52.35	2.7	346
	And	83.25	4.6	276
	And	89.25	8.7	1,064
	And	106.45	7.4	180
Dibwe East Zone 1	DMC1036	15.35	16.2	158
	And	33.35	4.4	185
	And	110.35	8.6	2,496
Dibwe East Zone 2	DMC1042	46.55	4.4	932
Dibwe East Zone 2	DMC1057	41.35	8.8	261
	And	60.65	3.8	1278
Mutanga West	MWC1044	0.75	14	360
The grades reported are equivalent U3O8 grades based on down-hole radiometric probing at a cut-off grade of 100 ppm U3O8; geochemical assay results have not been received at this time. All intersections and geological interpretations are based on diamond drill core or reverse circulation drill chips only and mineralized intervals may not represent true thickness.

DENISON MINES CORP.

DIBWE EAST ZONES and MUTANGA WEST DRILLING

Denison 100%

Kayelekera (Paladin)
ZAMBIA
Mutanga
Trekkopje (AREVA)
Rossing Mine (Rio Tinto)
Langer Heinrich (Paladin)
Uranium Mine
Under Construction
0
500
1000km

Mutanga West
Mutanga Main
Dibwe East Zone 1
Dibwe East Zone 2
Dibwe
Siavonga
Lake Kariba
Zambezi River
Karoo - Interbedded Sandstone/Siltstone, Mudstone and Conglomerate
Pre Karoo - Katanga Formation
Basement - Granite Gneiss Quartzite
Fault
0
20 km

MUTANGA MAIN
MUTANGA WEST
MWC1044
DIBWE EAST ZONE 1
DIBWE EAST ZONE 2
DMD1030
DMC1021
DMD1016
DMC1023
DMC1011
DMC1002
DMD1007
DMC1005
DMD1033
DMD1017
DMC1009
DMC1036
DMC1035
DMC1042
DMD1020
DMC1057
Uranium (ppm)
Phase 2 Drill Holes
Phase 1 Drill Holes
Historic Drill Holes
0
200
400
800
metres
2006 - Airborne Radiometric Uranium (NASVD)

Phase 2 Drill Program
The Phase 2 drilling program has commenced. A total of 11,240 metres in 27 diamond and 77 reverse circulation holes are planned, utilizing 2 diamond and 2 reverse circulation rigs. Phase 2 drilling is aimed mainly at further delineating and expanding the mineralization in Dibwe East Zones 1 and 2.
Two holes, totalling 100 metres, are also planned for the Mutanga West area as part of Phase 2. These holes are designed to test the north-eastern extension of the near surface mineralization in this area.
Project Activities
Subject to the results of the Phase 2 drilling program, Denison intends to prepare revised mineral resource estimates for the Mutanga Project in accordance with the requirements of National Instrument 43-101 (“NI 43-101”) later this year.
In addition to the drilling program, metallurgical test work is ongoing at Mintek’s facilities in South Africa, under the direction of AMEC Minproc. The bench scale test work program is near completion, which will be followed by leach column test work. Preliminary results from bottle roll tests on Mutanga and Dibwe samples have been promising. The objective of the metallurgical test work is to further define process design criteria and operating costs.
Qualified Person
The technical information contained in this press release relating to the above described exploration activities has been approved by Lawson Forand, Denison’s Exploration Manager, Saskatchewan, who is a “qualified person” as defined in NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 28, 2011 filed under the Company’s profile on the SEDAR website at www.sedar.com.

About Denison
Denison Mines Corp. is an intermediate uranium producer with production in the U.S., combined with a diversified development portfolio of projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. Denison owns interests in world-class exploration projects in the Athabasca Basin in Saskatchewan, including its flagship project at Wheeler River, and in the southwestern United States, Mongolia and Zambia. Denison is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium in concentrates and uranium hexafluoride.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements Regarding Forward Looking Information
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; estimates regarding Denison’s uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2011, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This press release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.